EARFUL OF BOOKS, INC.

EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF INCORPORATION
American Absorbents, Inc.	Texas
Audiobooks of Texas, Inc.	Texas
Earful of Books — Houston, Inc.	Texas
Earful of Books Franchising Company, Inc.	Texas
Audiobookcafe, LLP	Texas
Earful of Books Limited Partnership — Austin # 2	Texas

The corporations listed are wholly owned subsidiaries of the Registrant, and are included in the consolidated and combined financial statements.

Audiobookcafe, LLP is owned ninety percent by the Registrant, and is included in the consolidated and combined financial statements.

Earful of Books Limited Partnership — Austin #2, is owned thirty-four percent (34%) by the Registrant and Registrant is the general partner, and is included in the consolidated and combined financial statements.